UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant To Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 05, 2021

URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02. Results of Operations and Financial Condition.

On August 5, 2021, Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended June 30, 2021. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated August 05, 2021 Urban One, Inc. Reports Second Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

Date: August 09, 2021 /s/ Peter D. Thompson

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

August 5, 2021 Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE (301) 429-4638
Washington, DC

URBAN ONE, INC. REPORTS SECOND QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended June 30, 2021. Net revenue was approximately $107.6 million, an increase of 41.6% from the same period in 2020. Broadcast and digital operating income[1] was approximately $49.6 million, an increase of 64.3% from the same period in 2020. The Company reported operating income of approximately $37.9 million for the three months ended June 30, 2021, compared to approximately $20.4 million for the three months ended June 30, 2020. Net income was approximately $17.9 million or $0.36 per share (basic) compared to approximately $1.4 million or $0.03 per share (basic) for the same period in 2020. Adjusted EBITDA[2] was approximately $44.8 million for the three months ended June 30, 2021, compared to approximately $24.5 million for the same period in 2020.

Alfred C. Liggins, III, Urban One's CEO and President stated, "Overall we had an extremely strong second quarter; not only was Adjusted EBITDA up 82.4% year-over-year, but we also surpassed our Q2 2019 pre-pandemic Adjusted EBITDA. We are experiencing unprecedented advertiser interest in our audience across the entire Urban One platform. The radio advertising business saw a robust rebound from the worst impacts of the pandemic in Q2 2020, with segment revenues up by 73.0% and radio syndication revenues up 50.2%. We also benefitted from strong TV scatter markets, with TV advertising revenues up 21.3% in the quarter; furthermore, registered interest in our 2021-22 TV upfront sales presentations has also been extremely encouraging, which will help our fourth quarter revenue performance. Demand for our digital products remains high, with digital revenues up by 147.9% for the quarter and Adjusted EBITDA up by over $6.0 million; a significant help to our top and bottom-line growth. For Q3, our core radio business excluding political is currently pacing up by over 40%, and we are comfortable increasing our FY21 Adjusted EBITDA guidance to mid-$130 millions, excluding casino chase costs. During the quarter we completed the second tranche of our Class A ATM share sale program, which yielded $21.2 million net of fees. This cash influx further strengthened our balance sheet, and we ended the quarter with $129.8 million of cash on hand, which is a healthy place to be ahead of the exciting new investment opportunity in the One Casino & Resort in Richmond, Virginia."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 107,593	$ 76,008	$ 199,033	$ 170,883
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	26,513	23,620	51,603	51,482
Selling, general and administrative, excluding stock-based compensation	31,510	22,216	61,466	51,593
Corporate selling, general and administrative, excluding stock-based compensation	9,153	7,140	19,273	15,472
Stock-based compensation	172	268	425	661
Depreciation and amortization	2,325	2,382	4,589	4,930
Impairment of long-lived assets	-	-	-	53,650
Total operating expenses	69,673	55,626	137,356	177,788
Operating income (loss)	37,920	20,382	61,677	(6,905)
INTEREST INCOME	168	26	172	34
INTEREST EXPENSE	15,853	18,395	33,898	37,533
LOSS ON RETIREMENT OF DEBT	-	-	6,949	-
OTHER INCOME, net	(2,362)	(94)	(4,046)	(1,598)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	24,597	2,107	25,048	(42,806)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,119	465	6,109	(21,390)
CONSOLIDATED NET INCOME (LOSS)	18,478	1,642	18,939	(21,416)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	612	222	1,066	351
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 17,866	$ 1,420	$ 17,873	$ (21,767)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 17,866	$ 1,420	$ 17,873	$ (21,767)
Weighted average shares outstanding - basic[3]	49,789,892	44,806,219	49,124,056	45,025,471
Weighted average shares outstanding - diluted[4]	53,780,918	48,154,262	53,186,619	45,025,471

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PER SHARE DATA - basic and diluted:	Three Months Ended June 30, 2021 (unaudited)	Three Months Ended June 30, 2020 (unaudited)	Six Months Ended June 30, 2021 (unaudited)	Six Months Ended June 30, 2020 (unaudited)
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net income (loss) attributable to common stockholders (basic)	$ 0.36	$ 0.03	$ 0.36	$ (0.48)
Consolidated net income (loss) attributable to common stockholders (diluted)	$ 0.33	$ 0.03	$ 0.34	$ (0.48)
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$ 49,570	$ 30,172	$ 85,964	$ 67,808
Broadcast and digital operating income margin (% of net revenue)	46.1%	39.7%	43.2%	39.7%
Broadcast and digital operating income reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$ 17,866	$ 1,420	$ 17,873	$ (21,767)
Add back non-broadcast and digital operating income items included in consolidated net income (loss):				
Interest income	(168)	(26)	(172)	(34)
Interest expense	15,853	18,395	33,898	37,533
Provision for (benefit from) income taxes	6,119	465	6,109	(21,390)
Corporate selling, general and administrative expenses	9,153	7,140	19,273	15,472
Stock-based compensation	172	268	425	661
Loss on retirement of debt	-	-	6,949	-
Other income, net	(2,362)	(94)	(4,046)	(1,598)
Depreciation and amortization	2,325	2,382	4,589	4,930
Noncontrolling interest in income of subsidiaries	612	222	1,066	351
Impairment of long-lived assets	-	-	-	53,650
Broadcast and digital operating income	$ 49,570	$ 30,172	$ 85,964	$ 67,808
Adjusted EBITDA[2]	$ 44,765	$ 24,537	$ 75,002	$ 56,797
Adjusted EBITDA reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$ 17,866	$ 1,420	$ 17,873	$ (21,767)
Interest income	(168)	(26)	(172)	(34)
Interest expense	15,853	18,395	33,898	37,533
Provision for (benefit from) income taxes	6,119	465	6,109	(21,390)
Depreciation and amortization	2,325	2,382	4,589	4,930
EBITDA	$ 41,995	$ 22,636	$ 62,297	$ (728)
Stock-based compensation	172	268	425	661
Loss on retirement of debt	-	-	6,949	-
Other income, net	(2,362)	(94)	(4,046)	(1,598)
Noncontrolling interest in income of subsidiaries	612	222	1,066	351
Casino chase costs	941	-	2,334	-
Employment Agreement Award, incentive plan award expenses and other compensation	911	98	1,509	1,311
Contingent consideration from acquisition	240	66	280	(7)
Severance-related costs	312	1,261	573	1,587
Cost method investment income from MGM National Harbor	1,944	80	3,615	1,570
Impairment of long-lived assets	-	-	-	53,650
Adjusted EBITDA	$ 44,765	$ 24,537	$ 75,002	$ 56,797

	June 30, 2021	December 31, 2020
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 129,780	$ 73,858
Intangible assets, net	782,946	764,858
Total assets	1,239,542	1,195,487
Total debt (including current portion, net of issuance costs)	817,774	842,286
Total liabilities	987,887	995,888
Total stockholders' equity	236,463	186,898
Redeemable noncontrolling interest	15,192	12,701

	June 30, 2021	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
7.375% senior secured notes due February 2028, net of issuance costs of approximately $14.7 million (fixed rate)	$ 810,269	7.375%
PPP Loan	7,505	1.00%

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One’s reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the “SEC”). Urban One does not undertake any duty to update any forward-looking statements.

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The COVID-19 pandemic could have an impact on certain of our revenue and alternative revenue sources on a going forward basis. While parts of the country are recovering, other parts are seeing a resurgence of the pandemic and this could impact our results of operations, particularly in our larger markets such as Dallas, Houston and Atlanta. During the early portion of the pandemic, a number of advertisers across significant advertising categories reduced advertising spend due to the outbreak. This was particularly true within our radio segment which derives substantial revenue from local advertisers, including in areas such as Texas, Ohio and Georgia. The economies in these areas were hit particularly hard due to social distancing and other government interventions. Further, the COVID-19 outbreak caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales of other tent pole special events, some of which we had to cancel. A resurgence could have a similar future impact. We do not carry business interruption insurance to compensate us for losses and such losses may continue to occur as a result of the ongoing nature of the COVID-19 pandemic. New outbreaks or surges in new cases due to variants in the markets in which we operate could have material impacts on our liquidity, operations including potential impairment of assets, and our financial results. Likewise, our income from our investment in MGM National Harbor Casino could be negatively impacted by closures and limitations on occupancy imposed by state and local governmental authorities.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended June 30,			
	2021	2020	$ Change	% Change
	(Unaudited) (in thousands)			
Net Revenue:				
Radio Advertising	$ 42,605	$ 25,358	$ 17,247	68.0%
Political Advertising	500	361	139	38.5%
Digital Advertising	15,016	6,104	8,912	146.0%
Cable Television Advertising	22,968	18,941	4,027	21.3%
Cable Television Affiliate Fees	25,396	24,619	777	3.2%
Event Revenues & Other	1,108	625	483	77.3%
Net Revenue (as reported)	$ 107,593	$ 76,008	$ 31,585	41.6%

Net revenue increased to approximately $107.6 million for the quarter ended June 30, 2021, from approximately $76.0 million for the same period in 2020. Net revenues from our radio broadcasting segment increased 73.0% compared to the same period in 2020. The increase in net revenue in our radio broadcasting segment was due primarily to mitigation of the economic impacts of the COVID-19 pandemic which began in March 2020. We experienced net revenue improvements in all of our existing radio markets. Net revenue excluding political, from our radio broadcasting segment increased 74.1% compared to the same period in 2020. We recognized approximately $48.5 million of revenue from our cable television segment during the three months ended June 30, 2021, compared to approximately $43.8 million for the same period in 2020 with the increase primarily in advertising sales. We recognized approximately $9.4 million of revenue from our Reach Media segment during the three months ended June 30, 2021, compared to approximately $6.3 million for the same period in 2020. Finally, net revenues for our digital segment increased approximately $9.0 million for the three months ended June 30, 2021, compared to the same period in 2020, primarily due to an increase in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $67.2 million for the quarter ended June 30, 2021, up 26.8% from the approximately $53.0 million incurred for the comparable quarter in 2020. The overall operating expense increase was driven by higher programming and technical expenses, higher selling, general and administrative expenses and higher corporate selling, general and administrative expenses.

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During the quarter ended June 30, 2020, we proactively implemented certain cost-cutting measures including furloughs, layoffs, salary reductions, other expense reduction (including eliminating travel and entertainment expenses), eliminating merit raises, decreasing or deferring marketing spend, deferring programming/production costs, reducing special events costs, and implementing a hiring freeze on open positions. As a result of the continued reopening of the economy and corresponding increases in revenue, we've incurred an increase in the following expenses: approximately $3.4 million in employee compensation expenses, $1.3 million in higher program content amortization expense at our cable television segment, $4.8 million in marketing spend, and $2.3 million in variable expenses. Finally, the increase in corporate selling, general and administrative expenses for the three months ended June 30, 2021, compared to the same period in 2020 is primarily due to an increase in expenses related to corporate development activities in connection with potential gaming and other similar business activities as well as an increase in compensation expense for the Chief Executive Officer in connection with the valuation of the Employment Agreement Award element.

Depreciation and amortization expense decreased to approximately $2.3 million for the quarter ended June 30, 2021, compared to approximately $2.4 million for the quarter ended June 30, 2020.

Interest expense decreased to approximately $15.9 million for the quarter ended June 30, 2021, compared to approximately $18.4 million for the quarter ended June 30, 2020. The Company made cash interest payments of $172,000 for the quarter ended June 30, 2021, compared to cash interest payments of approximately $22.4 million on its outstanding debt for the quarter ended June 30, 2020. As previously announced, on January 25, 2021, the Company closed on new senior secured notes (the "2028 Notes"). The proceeds from the 2028 Notes were used to prepay in full (1) the 2017 Credit Facility, (2) the 2018 Credit Facility, (3) the MGM National Harbor Loan; (4) the remaining amounts of our 7.375% Notes, and (5) our 8.75% Notes that were issued in the November 2020 Exchange Offer.

During the three months ended June 30, 2021, we recorded a provision for income taxes of approximately $6.1 million compared to a provision for income taxes of $465,000 for the three months ended June 30, 2020. The increase in the provision for income taxes was primarily due to the application of the estimated annual effective tax rate for the year to date and pre-tax income of approximately $24.6 million during the quarter, and discrete tax provision adjustments for excess tax benefits related to restricted stock units. The tax provision resulted in an effective tax rate of 24.9% and 22.1% for the three months ended June 30, 2021 and 2020, respectively. The Company paid income taxes of $814,000 for the quarter ended June 30, 2021 and did not pay income taxes for the quarter ended June 30, 2020.

Other income, net, was approximately $2.4 million and $94,000 for the three months ended June 30, 2021 and 2020, respectively. We recognized other income in the amount of approximately $1.9 million and $80,000, for the three months ended June 30, 2021 and 2020, respectively, related to our MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Other pertinent financial information includes capital expenditures of approximately $1.6 million and $1.2 million for the quarters ended June 30, 2021 and 2020, respectively.

During the three months ended June 30, 2021, the Company did not repurchase any shares of Class A or Class D common stock. During the three months ended June 30, 2020, the Company did not repurchase any shares of Class A common stock and repurchased 3,208,288 shares of Class D common stock in the amount of approximately $2.4 million

The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended June 30, 2021, the Company executed a Stock Vest Tax Repurchase of 14,051 shares of Class D Common Stock in the amount of $33,000. During the three months ended June 30, 2020, the Company executed a Stock Vest Tax Repurchase of 155,771 shares of Class D Common Stock in the amount of $140,000.

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Other Matters

During the three months ended June 30, 2021, the Company issued and sold an aggregate of 1,893,126 Class A Shares pursuant to the 2021 Sale Agreement and received gross proceeds of approximately $22.0 million and net proceeds of approximately $21.2 million, after deducting commissions to Jefferies and other offering expenses.

Supplemental Financial Information:
For comparative purposes, the following more detailed, unaudited statements of operations for the three and six months ended June 30, 2021 and 2020 are included.

	Three Months Ended June 30, 2021 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 107,593	$ 35,465	$ 9,414	$ 15,129	$ 48,461	$ (876)
OPERATING EXPENSES:						
Programming and technical	26,513	8,608	3,388	2,414	12,461	(358)
Selling, general and administrative	31,510	13,757	2,001	6,385	9,886	(519)
Corporate selling, general and administrative	9,153	-	613	1	1,187	7,352
Stock-based compensation	172	4	-	-	16	152
Depreciation and amortization	2,325	792	53	315	937	228
Total operating expenses	69,673	23,161	6,055	9,115	24,487	6,855
Operating income (loss)	37,920	12,304	3,359	6,014	23,974	(7,731)
INTEREST INCOME	168	-	-	-	-	168
INTEREST EXPENSE	15,853	43	-	79	1,919	13,812
OTHER INCOME, net	(2,362)	(406)	-	-	-	(1,956)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	24,597	12,667	3,359	5,935	22,055	(19,419)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,119	2,923	846	-	5,568	(3,218)
CONSOLIDATED NET INCOME (LOSS)	18,478	9,744	2,513	5,935	16,487	(16,201)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	612	-	-	-	-	612
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 17,866	$ 9,744	$ 2,513	$ 5,935	$ 16,487	$ (16,813)
Adjusted EBITDA[2]	$ 44,765	$ 13,200	$ 3,462	$ 6,573	$ 25,003	$ (3,473)

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	Three Months Ended June 30, 2020 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 76,008	$ 20,505	$ 6,268	$ 6,104	$ 43,761	$ (630)
OPERATING EXPENSES:						
Programming and technical	23,620	7,597	2,968	2,442	10,994	(381)
Selling, general and administrative	22,216	12,985	1,303	3,262	4,900	(234)
Corporate selling, general and administrative	7,140	-	620	19	1,059	5,442
Stock-based compensation	268	32	50	-	-	186
Depreciation and amortization	2,382	766	60	277	940	339
Total operating expenses	55,626	21,380	5,001	6,000	17,893	5,352
Operating income (loss)	20,382	(875)	1,267	104	25,868	(5,982)
INTEREST INCOME	26	-	-	-	-	26
INTEREST EXPENSE	18,395	-	-	79	1,919	16,397
OTHER INCOME, net	(94)	-	-	-	-	(94)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	2,107	(875)	1,267	25	23,949	(22,259)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	465	(23)	391	-	5,985	(5,888)
CONSOLIDATED NET INCOME (LOSS)	1,642	(852)	876	25	17,964	(16,371)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	222	-	-	-	-	222
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,420	$ (852)	$ 876	$ 25	$ 17,964	$ (16,593)
Adjusted EBITDA[2]	$ 24,537	$ 813	$ 1,577	$ 519	$ 26,871	$ (5,243)

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	Six Months Ended June 30, 2021 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 199,033	$ 63,253	$ 17,230	$ 25,484	$ 94,703	$ (1,637)
OPERATING EXPENSES:						
Programming and technical	51,603	17,101	6,797	5,226	23,196	(717)
Selling, general and administrative	61,466	28,569	3,126	11,625	19,054	(908)
Corporate selling, general and administrative	19,273	-	1,253	2	2,750	15,268
Stock-based compensation	425	28	-	-	71	326
Depreciation and amortization	4,589	1,522	111	638	1,866	452
Total operating expenses	137,356	47,220	11,287	17,491	46,937	14,421
Operating income (loss)	61,677	16,033	5,943	7,993	47,766	(16,058)
INTEREST INCOME	172	-	-	-	-	172
INTEREST EXPENSE	33,898	87	-	158	3,838	29,815
LOSS ON RETIREMENT OF DEBT	6,949	-	-	-	-	6,949
OTHER INCOME, net	(4,046)	(406)	-	-	-	(3,640)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	25,048	16,352	5,943	7,835	43,928	(49,010)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,109	3,711	1,483	-	10,964	(10,049)
CONSOLIDATED NET INCOME (LOSS)	18,939	12,641	4,460	7,835	32,964	(38,961)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,066	-	-	-	-	1,066
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 17,873	$ 12,641	$ 4,460	$ 7,835	$ 32,964	$ (40,027)
Adjusted EBITDA[2]	$ 75,002	$ 17,774	$ 6,140	$ 8,962	$ 49,815	$ (7,689)

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	Six Months Ended June 30, 2020 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 170,883	$ 55,421	$ 12,958	$ 12,393	$ 91,257	$ (1,146)
OPERATING EXPENSES:						
Programming and technical	51,482	17,478	6,385	5,562	22,820	(763)
Selling, general and administrative	51,593	29,418	3,054	7,331	12,151	(361)
Corporate selling, general and administrative	15,472	-	1,338	19	2,381	11,734
Stock-based compensation	661	110	59	6	-	486
Depreciation and amortization	4,930	1,506	119	765	1,883	657
Impairment of long-lived assets	53,650	53,650	-	-	-	-
Total operating expenses	177,788	102,162	10,955	13,683	39,235	11,753
Operating (loss) income	(6,905)	(46,741)	2,003	(1,290)	52,022	(12,899)
INTEREST INCOME	34	-	-	-	-	34
INTEREST EXPENSE	37,533	3	-	158	3,838	33,534
OTHER INCOME, net	(1,598)	(1)	-	-	-	(1,597)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(42,806)	(46,743)	2,003	(1,448)	48,184	(44,802)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(21,390)	(9,872)	574	-	12,040	(24,132)
CONSOLIDATED NET (LOSS) INCOME	(21,416)	(36,871)	1,429	(1,448)	36,144	(20,670)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	351	-	-	-	-	351
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (21,767)	$ (36,871)	$ 1,429	$ (1,448)	$ 36,144	$ (21,021)
Adjusted EBITDA[2]	$ 56,797	$ 9,564	$ 2,380	$ (291)	$ 53,974	$ (8,830)

Urban One, Inc. will hold a conference call to discuss its results for the second fiscal quarter of 2021. The conference call is scheduled for Thursday, August 5, 2021 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-877-226-8163; international callers may dial direct (+1) 234-720-6983. The Access Code is 5284191.

A replay of the conference call will be available from 1:00 p.m. EDT August 5, 2021 until 12:00 a.m. EDT August 08, 2021. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 6180979.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of June 30, 2021, we owned and/or operated 63 independently formatted, revenue producing broadcast stations (including 54 FM or AM stations, 7 HD stations, and the 2 low power television stations we operate) branded under the tradename "Radio One" in 13 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show*. In addition to its radio and television broadcast assets, Urban One owns **iOne Digital (**ionedigital.com**)**, our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net income (loss) plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, casino chase costs, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended June 30, 2021 and 2020, Urban One had 49,789,892 and 44,806,219 shares of common stock outstanding on a weighted average basis (basic), respectively. For the six months ended June 30, 2021 and 2020, Urban One had 49,124,056 and 45,025,471 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended June 30, 2021 and 2020, Urban One had 53,780,918 and 48,154,262 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the six months ended June 30, 2021 and 2020, Urban One had 53,186,619 and 45,025,471 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.